

Mail Stop 3561

January 5, 2016

Via E-mail
Mark R. Hunter
President and Chief Executive Officer
Molson Coors Brewing Company
1801 California Street
Denver, Colorado

>   **Re: Molson Coors Brewing Company**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed December 11, 2015**
>   **Response dated December 28, 2015**
>   **File No. 001-14829**

Dear Mr. Hunter:

We have reviewed your December 28, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 23, 2015 letter.

General

1. We note your response letter dated December 28, 2015 and your belief that Note A is inapplicable to the MillerCoors Transaction because you will not issue Class B common stock to the seller in that acquisition, but will instead fund part of the cash consideration using the proceeds of sales of Class B common stock to third parties. As an initial matter, please advise us of the amount and percentage of the cash consideration intended to be funded by sales of Class B common stock to third parties, as well as the nature and number of intended purchasers. Please also provide further analysis of why you believe that the issuance of Class B common stock does not "involve" the MillerCoors Transaction, when the proceeds from the issuance will form part of the consideration in that acquisition. We note in this regard that the acquisition is a "matter with respect to

which information is called for by other items" of Schedule 14C, namely, Item 1 of Schedule 14C, which calls for the information required by Item 14 of Schedule 14A for an acquisition described in Item 14(a)(2) of Schedule 14A. Also advise us if and when you plan to file financial statements on Form 8-K for the acquisition.

Please contact Ronald E. Alper at (202) 551-3329 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Jason Day, Esq.
    Perkins Coie LLP